Mail Stop 6010

May 22, 2006

Gary L. Lauer
Chief Executive Officer
eHealth, Inc.
440 East Middlefield Road
Mountain View, California 94043

> **Re:** **eHealth, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 25, 2006**
> **File No. 333-133526**

Dear Mr. Lauer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

5. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company's business and strategy. Please revise the summary to present a balanced picture, including a discussion of the challenges you face, the fact that you have never had a profitable year, your accumulated deficit, and the hurdles you must overcome to achieve each of the strategy objectives you list. Please note that the balancing disclosure you provide should be no less prominent than your positive disclosure and should appear under an appropriate heading.

eHealth, page 1

6. Please cite in your document a source for the statement that you are "the leading online source of health insurance for individuals, families and small businesses."

Market Opportunity, page 1

7. Please state the aggregate premiums for the individual and family segment and the small business segment since those are the segments your business targets.

Risk Factors

Our future operating results are likely to fluctuate . . . , page 7

8. It appears that substantially all of the items listed in the bullet points are covered by other risk factors, so it appears repetitive to include the bullet-point list in this risk factor. Please remove the repetitive text. Although not an exhaustive list, we note the following examples:

- The first bullet point, which deals with attracting new customers, is covered by "If we are not successful in converting visitors to our website into members, our business and operating results would be harmed" on page 10.

- The second bullet point, which deals with losing customers, is covered by "If we are unable to retain our members, our business and operating results would be harmed" on page 9.
- The third bullet point, which deals with the wide variety of insurance plans, is covered by "Changes in the quality and affordability of the health insurance products . . ." on page 10.
- The fifth bullet point, which deals with your receipt of commissions, is covered by "Our operating results fluctuate depending upon health insurance carrier payment practices . . ." on page 14.
- The seventh bullet point, which deals with alliances with marketing partners, is covered by "We rely significantly on marketing partners . . ." on pages 12-13.
- The last bullet point, which deals with regulations, is covered by "Compliance with the strict regulatory environment applicable to the insurance industry and the specific products we sell . . ." on pages 20-21, "Regulation of the sale of health insurance is subject to change . . ." on pages 21-22, and "Government regulation of the Internet could adversely affect our business" on pages 22-23.

Our business may be harmed if we lost our relationships . . . , page 9

9. We note 17% of your 2005 revenue came from Golden Rule Insurance Company and 15% came from Blue Cross of California and Unicare. Please state the duration of your agreements with these companies, and state whether any of the agreements are terminable at will. Finally, discuss all material terms of these agreements in your Business section.

System failures or capacity constraints could harm our business . . . , page 11

10. Please disclose whether you carry insurance for earthquakes or any of the other causes of damage listed in the third paragraph of this risk factor. If you do, disclose the amount.

We rely significantly on marketing partners . . . , page 12

11. Please identify any marketing partners upon whom your business is substantially dependent. File as exhibits your agreements with these organizations, and discuss the material terms of the agreements in your Business section.

Our operating results fluctuate depending upon health insurance . . . , page 14

12. We note there have been instances in which an insurance carrier's report of commissions and payment has been delayed for several months. If any of these instances have materially harmed your business, please discuss the situation.

There are many risks associated with our operations in China, page 15

13. Please consider whether any of the items listed in the bullet points constitutes a material risk. If so, any such item should be discussed in its own risk factor. If none of the items is a material risk, please consider whether this risk factor is necessary. Please revise as appropriate.

14. If any of the items in the bullet points has materialized in the past and materially harmed your business, please discuss it in a separate risk factor.

We may not be able to adequately protect our intellectual property . . . , page 15

15. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, please revise this risk factor or the one that follows it, as applicable, to disclose the situation and potential consequences. In that regard, we note you disclose in the next risk factor that you have received notices that claim you have misappropriated or misused other parties' intellectual property rights.

Future litigation against us could be costly and time-consuming to defend, page 16

16. As currently worded, this risk factor and the risk factors listed below could apply to any public company. If you keep these risk factors in your document, please revise them so they are specific to your situation.

   • Page 17: We rely on insurance to mitigate some risks and, to the extent the cost of insurance increases or we maintain insufficient coverage, our business and operating results may be harmed;
   • Page 19: If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price;
   • Page 19: We will incur increased costs as a result of being a public company; and
   • Page 20: Terrorist attacks, acts of war or natural disasters may disrupt our business.

Our ability to attract and retain personnel is critical to our success, page 17

17. Please identify the "other key employees" to whom you refer. Also, identify the individuals who are or will soon become substantially vested in their stock options. Finally, state whether you have written employment agreements with any of the individuals discussed in this risk factor.

Future acquisitions could disrupt our business and harm . . . , page 18

    18. Please state whether you are currently in discussions to do an acquisition.

We may not be able to secure additional financing . . . , page 18

    19. This risk factor seems to address two different risks: the risk of not securing additional financing and the negative consequences of securing additional financing. Please separate these risks into two separate risk factors.

You will experience immediate and substantial dilution, page 25

    20. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

Capitalization, page 29

    21. Please revise the pro forma capitalization table to include all adjustments related to the completion of the offering in one column. As the conversion of your outstanding shares of preferred stock and Class A nonvoting common stock is contingent upon the closing of the offering, we believe only one pro forma column is appropriate. Please revise your disclosures in other sections of the filing, accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 37

    22. Your disclosure appears to duplicate the information in the notes to the consolidated financial statements. As noted in Section V of SEC Release No. FR-72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance. Further, your disclosures should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting estimates. Please expand your disclosures to address the following regarding your critical accounting estimates:

        • Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

- Specifically address why your accounting estimates or assumptions bear the risk of change.
- Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
- Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Revenue Recognition, page 38

23. You disclose that "we rely on health insurance carriers to report accurately and in a timely manner the amount of commissions earned by us, and we calculate our commission revenues, prepare our financial reports, projections and budgets, and direct our marketing and other operating efforts based on the reports we receive from them". If this poses a potential for a higher degree of uncertainty related to your recognition of revenue, please address the following in your critical accounting estimate disclosures:

- The time lag from when cancellations are reported to the carriers to when the carriers reports them to you and whether, how and to what extent this time lag effects your allowance for forfeitures;
- The amount of any backlog related to the processing of commission information, whether the backlog has been accounted for in the financial statements and, if applicable, when the backlog will be resolved;
- What process management performs to determine the accuracy and completeness of the information received from the carriers; and,
- How management resolves disputes with carriers and how often disputes occur.

Marketing and Advertising, page 42

24. Please explain why marketing partner channel expenses and expenses related to your online advertising channel grew in 2005 as compared to 2004.

Liquidity and Capital Resources, page 46

25. We believe your discussion of material changes in the components of cash flows could be improved. Consistent with Section IV of SEC Release No. FR-72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company's cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as

on the reasonably likely impact on future cash flows and cash management decisions. Include a discussion and analysis of known trends and uncertainties.

Principal Stockholders, page 77

26. Please identify the natural persons who are the beneficial owners of the shares held by the Entities affiliated with QuestMark Partners.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, F-4

27. It appears that the line item "Cost of revenue" appears to be a marketing and advertising cost and does not represent the total costs and expenses applicable to revenues as required by Item 5-03(b)(2) of Regulation S-X. Please revise your presentation, accordingly.

Notes to Consolidated Financial Statements

Note 1 – Summary of Business and Significant Accounting Policies

Deferred Revenue, page F-9

28. Please tell us if you can reasonably estimate an allowance for forfeitures for the $473,000 recorded as deferred revenue using relevant industry historical forfeiture experience. Please explain to us why all commission amounts reported to you by this one carrier in 2005 were deferred. Clarify your disclosures as to whether any commissions for this carrier were recognized during 2005 after the cancellation period lapsed.

Deferred Initial Public Offering Costs, page F-10

29. Please expand your disclosure to state, if true, that deferred IPO costs include only specific incremental costs directly attributable to the proposed offering. Please refer to SAB Topic 5:A.

Marketing and Advertising, page F-11

30. Please expand your disclosures to clarify why costs associated with revenue sharing of commissions receive different accounting treatments, one is offset against commission revenue while another is recorded as an expense. Please cite the applicable authoritative literature to support your accounting for each arrangement.

31. You disclose that the fair value of your common stock was contemporaneously determined by an unrelated independent valuation specialist. Please name the unrelated independent valuation specialist and provide their written consent in the registration statement. Please refer to Securities Act Rule 436.

32. Please expand MD&A to disclose the intrinsic value of outstanding vested and unvested option based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in the filing.

Note 10 – Net Loss Per Share, page F-26

33. Please expand your disclosure to clarify why you are using the "two-class" method of computing loss per share when the Class A nonvoting common stock is convertible into common stock. Tell us how your computation and presentation of net loss per share complies with paragraph 61 of SFAS 128.

Item 16. Exhibits and Financial Statement Schedules, page II-3

34. We note some of your exhibits are not yet filed. Please be aware that we may have comments on them once they are filed.

35. We note you are requesting confidential treatment for certain provisions of exhibits 10.7 and 10.8. Comments for your confidential treatment application will be sent under separate cover and will need to be resolved prior to effectiveness.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Gary L. Lauer
eHealth, Inc.
May 22, 2006
Page 10

cc: Bruce A. Telkamp, Esq.
        Scott Giesler, Esq.
        eHealth, Inc.
        440 East Middlefield Road
        Mountain View, California 94043

        Robert V. Gunderson, Jr., Esq.
        Bennett L. Yee, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
        155 Constitution Drive
        Menlo Park, California 94025